Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and nine-month period ended September 30, 2025 and 2024

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Notes	2025	2024	2025	2024
Revenue	4	527,272	461,809	1,399,522	1,369,855
Cost of services	5	(330,093)	(319,845)	(897,163)	(910,519)
Gross profit		197,179	141,964	502,359	459,336
Selling, general and administrative expenses	6	(56,465)	(47,111)	(158,406)	(140,174)
Impairment loss of non-financial assets		(166)	-	(166)	-
Other operating income	7	9,535	7,702	22,202	22,517
Other operating expenses		(3,136)	(1,616)	(9,802)	(5,645)
Operating income		146,947	100,939	356,187	336,034
Share of loss in associates		(987)	(562)	(2,143)	(829)
Income before financial results and income tax		145,960	100,377	354,044	335,205
Financial income	8	20,231	15,921	47,698	55,070
Financial loss	8	(86,194)	(31,849)	(197,081)	153,118
Inflation adjustment	8	(1,040)	(3,152)	(5,694)	(20,878)
Income before income tax		78,957	81,297	198,967	522,515
Income tax	9	(20,231)	(80,636)	(58,722)	(261,587)
Income for the period		58,726	661	140,245	260,928
Attributable to:
Owners of the parent		55,052	14,675	139,985	244,893
Non-controlling interests		3,674	(14,014)	260	16,035
		58,726	661	140,245	260,928

Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.34	0.09	0.86	1.52
Diluted earnings per share		0.34	0.09	0.86	1.52

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Income for the period	58,726	661	140,245	260,928
Items that will not be reclassified to loss or profit:
Remeasurements of defined benefit obligations	32	(28)	153	63
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to/from hedge cash flows	366	(2,630)	595	(2,630)
Income tax impact of the instruments used to/from hedge cash flows	(88)	631	(143)	631
Share of other comprehensive income from associates	319	39	80	69
Currency translation adjustment	(100,200)	55,147	(118,875)	429,253
Other comprehensive (loss)/income for the period, net of income tax	(99,571)	53,159	(118,190)	427,386
Total comprehensive (loss)/income for the period	(40,845)	53,820	22,055	688,314
Attributable to:
Owners of the parent	(25,860)	58,030	51,539	589,086
Non-controlling interests	(14,985)	(4,210)	(29,484)	99,228
	(40,845)	53,820	22,055	688,314

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At September 30, 2025	At December 31, 2024
ASSETS
Non-current assets
Intangible assets, net	10	3,090,019	3,155,448
Property, plant and equipment, net		83,745	77,801
Right-of-use asset		9,814	9,921
Investments in associates		9,782	11,746
Other financial assets at fair value through profit or loss		5,044	4,237
Other financial assets at amortized cost		100,868	84,618
Deferred tax assets		12,629	13,372
Inventories		316	314
Other receivables		59,770	58,461
Trade receivables		11	18
		3,371,998	3,415,936
Current assets
Inventories		14,886	11,410
Other financial assets at fair value through profit or loss		2,589	3,129
Other financial assets at amortized cost		117,978	82,923
Other receivables		62,772	63,156
Current tax assets		7,094	7,366
Trade receivables		176,832	157,546
Cash and cash equivalents	11	540,388	439,847
		922,539	765,377
Assets classified as held for sale		137	137
		922,676	765,514
Total assets		4,294,674	4,181,450

EQUITY	14
Share capital		165,219	163,223
Share premium		221,434	183,430
Treasury shares		(4,035)	(4,094)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(205,195)	(116,471)
Legal reserves		10,017	7,419
Other reserves		(1,334,984)	(1,319,682)
Retained earnings		856,254	718,511
Total attributable to owners of the parent		1,445,648	1,369,274
Non-controlling interests		56,851	148,686
Total equity		1,502,499	1,517,960

LIABILITIES
Non-current liabilities
Borrowings	12	1,018,285	1,042,704
Derivative financial instruments liabilities		2,137	3,351
Deferred tax liabilities		386,332	383,369
Other liabilities	13	776,081	621,412
Lease liabilities		5,904	7,010
Trade payables		1,760	1,914
		2,190,499	2,059,760
Current liabilities
Borrowings	12	101,177	115,367
Other liabilities	13	355,739	348,586
Lease liabilities		4,872	3,707
Derivative financial instruments liabilities		994	-
Current tax liabilities		23,509	15,307
Trade payables		115,385	120,763
		601,676	603,730
Total liabilities		2,792,175	2,663,490
Total equity and liabilities		4,294,674	4,181,450

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Income for the period	-	-	-	-	-	-	-	-	139,985	139,985	260	140,245
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	(88,724)	278	-	(88,446)	(29,744)	(118,190)
Share-based payments reserve (Note 14.a and 14.c)	-	-	59	-	-	-	-	274	356	689	-	689
Transfer to legal reserve (Note 15.c)	-	-	-	-	-	2,598	-	-	(2,598)	-	-	-
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(38,205)	(38,205)
Acquisition of non-controlling interests through issuance of shares (Note 14.a, 14.c and 14.d)	1,996	38,004	-	-	-	-	-	(15,854)	-	24,146	(24,146)	-
Balance at September 30, 2025	165,219	221,434	(4,035)	378,910	1,358,028	10,017	(205,195)	(1,334,984)	856,254	1,445,648	56,851	1,502,499

Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the period	-	-	-	-	-	-	-	-	244,893	244,893	16,035	260,928
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	345,074	(881)	-	344,193	83,193	427,386
Share-based payments reserve (Note 14.a and 14.c)	-	-	228	-	-	-	-	(160)	805	873	-	873
Transfer to legal reserve	-	-	-	-	-	3,743	-	-	(3,743)	-	-	-
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(14,942)	(14,942)
Other changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(8)	(8)
Balance at September 30, 2024	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(137,778)	(1,314,929)	680,730	1,314,939	163,207	1,478,146

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the nine-month period ended September 30,
	Notes	2025	2024
Cash flows from operating activities
Income for the period		140,245	260,928
Adjustments for:
Amortization and depreciation		167,690	149,806
Deferred income tax	9	21,554	238,140
Current income tax	9	37,168	23,447
Impairment loss of non-financial assets		166	-
Share of loss in associates		2,143	829
Loss on disposals of property, plant and equipment		597	229
Gain on disposal of subsidiaries		-	(521)
Low value, short term and variable lease payments		(1,337)	(931)
Share based compensation expenses		689	873
Interest expenses	8	66,973	81,087
Other financial results, net		(8,554)	(16,196)
Net foreign exchange	8	43,098	(308,300)
Government subsidies per Covid-19 context	7	(720)	(79)
Other accruals		(397)	(3,260)
Inflation adjustment		(3,846)	(1,690)
Acquisition of intangible assets		(131,468)	(152,528)
Income tax paid		(27,158)	(32,002)
Collection due to concession compensation (*)		-	90,609
Unpaid concession fees		46,153	46,045
Changes in liability for concessions	8	65,022	66,369
Changes in working capital	17	(83,530)	(73,045)
Net cash provided by operating activities		334,488	369,810

Cash flows from investing activities
Cash contribution in associates		(380)	(293)
Acquisition of other financial assets		(148,513)	(123,299)
Disposals of other financial assets		100,468	106,800
Acquisition of property, plant and equipment		(10,705)	(7,148)
Acquisition of intangible assets		(1,283)	(1,082)
Proceeds from property, plant and equipment		169	16
Net cash inflow on disposal of subsidiaries		292	(413)
Other		2,993	(466)
Net cash used in investing activities		(56,959)	(25,885)

Cash flows from financing activities
Loans obtained	12	11,414	141,733
Guarantee deposits		(376)	282
Principal elements of lease payments		(3,336)	(3,352)
Loans repaid	12	(94,388)	(234,153)
Interest paid	12	(53,472)	(67,026)
Debt renegotiation expenses	12	(193)	(2,236)
Dividends paid to non-controlling interests in subsidiaries		(43,234)	(14,942)
Net cash used in financing activities		(183,585)	(179,694)
Increase in cash and cash equivalents from continuing operations		93,944	164,231

Movements in cash and cash equivalents
At the beginning of the period		439,847	369,848
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		6,597	(23,194)
Increase in cash and cash equivalents from continuing operations		93,944	164,231
At the end of the period	11	540,388	510,885

(*) Corresponds to the net indemnification collected regarding the re-bidding of the International Airport of São Gonçalo do Amarante (Natal Airport) detailed in Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2024.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2024. Additionally, on May 28, 2025, CAAP entered into a transaction agreement whereby: (i) Dicasa S.A., a wholly-owned subsidiary of CAAP, acquired shares representing 25% of the capital interest in Corporación América Italia S.p.A. (“CAI”) and (ii) as consideration of the acquisition, CAAP delivered 1,996,439 newly issued shares to the seller (the “CAAP Shares”). Therefore, as of September 30, 2025, CAAP indirectly owns 100% of CAI and 62.28% of Toscana Aeroporti S.p.A. (“TA”).

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on November 21, 2025.

2	Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2024. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2024.

Assets and liabilities are classified as current if settlement is expected within twelve months.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2024.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency. The estimated price index as of September 30, 2025, was 9,386.30 (7,694.01 as of December 31, 2024) and the conversion factor derived from the indexes for the nine-month period ended September 30, 2025, was 1.22 (2.02 for the nine-month period ended September 30, 2024).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive (loss)/income for the period line.

All items in the Condensed Consolidated Interim Statement of Income and of Comprehensive Income for the nine-month period are restated by applying the relevant conversion factors at the end of the reporting period, as stated in Note 2.X of the Consolidated Financial Statements as of December 31, 2024. According to IAS 29, the three-month period results shown in these Condensed Consolidated Interim Financial Statements have been prepared considering the three-month period results of the subsidiaries in hyperinflationary economies in their functional currency translated into U.S dollars at the closing exchange rate, while prior reported quarterly Condensed Consolidated Interim Statement of Income and of Comprehensive Income in U.S. dollars remain unchanged.

New and amended standards

The following accounting standards and interpretations became applicable for the annual period commencing on or after January 1, 2025:

- Lack of exchangeability – Amendments to IAS 21.

The amendment listed above did not have any material impact on these Condensed Consolidated Interim Financial Statements.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but the application are not mandatory for reporting periods ending December 31, 2025 and have not been early adopted by the Group:

- Presentation and Disclosures in Financial Statements – IFRS 18.

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7.

The Group is currently assessing the impact these standards, amendments or interpretations will have on the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within “Unallocated” in the reconciliation, which also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in “Intrasegment Adjustments” within the reconciliation.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2024, and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax, depreciation and amortization for such segments. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended September 30, 2025
Aeronautical revenue (*)	135,051	12,142	19,096	33,853	21,424	24,481	246,047
Non-aeronautical revenue (*)
Commercial revenue	105,140	19,167	19,327	57,667	7,694	17,842	226,837
Construction service revenue	35,554	537	10,172	3,383	-	5,519	55,165
Other revenue	-	-	4	-	-	1,459	1,463
Revenue	275,745	31,846	48,599	94,903	29,118	49,301	529,512
Salaries and social security contributions	(44,359)	(5,609)	(7,467)	(5,712)	(3,225)	(8,068)	(74,440)
Concession fees	(35,071)	(5,804)	(5,718)	-	(9,593)	(3,111)	(59,297)
Construction service cost	(35,482)	(537)	(10,172)	(3,285)	-	(3,261)	(52,737)
Maintenance expense	(32,144)	(1,299)	(4,989)	(1,733)	(1,527)	(3,516)	(45,208)
Amortization and depreciation	(31,567)	(2,961)	(2,604)	(5,723)	(1,867)	(2,980)	(47,702)
Cost of fuel	-	(72)	(434)	(36,395)	-	-	(36,901)
Other operational expenditures	(31,989)	(5,668)	(6,245)	(5,195)	(5,672)	(11,598)	(66,367)
Operational expenditure	(210,612)	(21,950)	(37,629)	(58,043)	(21,884)	(32,534)	(382,652)
Impairment loss of non-financial assets	-	-	-	-	-	(166)	(166)
Other operating income	7,096	2,290	45	41	29	35	9,536
Other operating expenses	(2,662)	(22)	(218)	(213)	(21)	-	(3,136)
Operating income	69,567	12,164	10,797	36,688	7,242	16,636	153,094
Share of income / (loss) in associates	-	-	-	-	-	-	-
Amortization and depreciation	31,567	2,961	2,604	5,723	1,867	2,980	47,702
Adjusted Ebitda	101,134	15,125	13,401	42,411	9,109	19,616	200,796
Construction services revenue	(35,554)	(537)	(10,172)	(3,383)	-	(5,519)	(55,165)
Construction services cost	35,482	537	10,172	3,285	-	3,261	52,737
Adjusted Ebitda excluding Construction Services	101,062	15,125	13,401	42,313	9,109	17,358	198,368

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended September 30, 2024
Aeronautical revenue (*)	110,634	10,406	19,650	28,999	21,564	22,294	213,547
Non-aeronautical revenue (*)
Commercial revenue	88,279	16,714	17,687	47,189	7,394	14,950	192,213
Construction service revenue	39,745	175	11,790	1,321	-	4,045	57,076
Other revenue	-	-	4	-	-	896	900
Revenue	238,658	27,295	49,131	77,509	28,958	42,185	463,736
Salaries and social security contributions	(45,954)	(4,989)	(6,169)	(5,665)	(3,326)	(6,692)	(72,795)
Concession fees	(29,356)	(5,402)	(5,465)	-	(9,663)	(2,730)	(52,616)
Construction service cost	(39,668)	(175)	(11,790)	(1,283)	-	(3,284)	(56,200)
Maintenance expense	(35,246)	(1,342)	(4,052)	(1,444)	(1,384)	(2,045)	(45,513)
Amortization and depreciation	(27,952)	(2,743)	(2,243)	(5,477)	(1,787)	(2,738)	(42,940)
Cost of fuel	-	(62)	(94)	(30,716)	-	-	(30,872)
Other operational expenditures	(32,248)	(4,906)	(6,470)	(4,133)	(5,818)	(10,832)	(64,407)
Operational expenditure	(210,424)	(19,619)	(36,283)	(48,718)	(21,978)	(28,321)	(365,343)
Other operating income	5,273	2,263	9	25	25	18	7,613
Other operating expenses	(1,244)	(3)	(76)	(285)	(8)	-	(1,616)
Operating income	32,263	9,936	12,781	28,531	6,997	13,882	104,390
Share of loss in associates	-	-	-	-	-	-	-
Amortization and depreciation	27,952	2,743	2,243	5,477	1,787	2,738	42,940
Adjusted Ebitda	60,215	12,679	15,024	34,008	8,784	16,620	147,330
Construction services revenue	(39,745)	(175)	(11,790)	(1,321)	-	(4,045)	(57,076)
Construction services cost	39,668	175	11,790	1,283	-	3,284	56,200
Adjusted Ebitda excluding Construction Services	60,138	12,679	15,024	33,970	8,784	15,859	146,454

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the nine-month period ended September 30, 2025
Aeronautical revenue (*)	384,406	31,811	65,018	76,281	61,188	58,738	677,442
Non-aeronautical revenue (*)
Commercial revenue	288,316	52,149	63,611	131,389	22,440	41,517	599,422
Construction service revenue	75,416	721	23,329	8,135	-	15,801	123,402
Other revenue	-	-	18	-	-	6,070	6,088
Revenue	748,138	84,681	151,976	215,805	83,628	122,126	1,406,354
Salaries and social security contributions	(125,764)	(16,112)	(23,958)	(16,981)	(9,501)	(23,247)	(215,563)
Concession fees	(98,175)	(16,343)	(17,424)	-	(27,386)	(7,518)	(166,846)
Construction service cost	(75,215)	(721)	(23,329)	(7,904)	-	(8,254)	(115,423)
Maintenance expense	(95,062)	(3,652)	(15,026)	(4,662)	(5,071)	(10,181)	(133,654)
Amortization and depreciation	(96,399)	(8,370)	(8,103)	(16,808)	(5,531)	(8,379)	(143,590)
Cost of fuel	-	(203)	(2,332)	(80,694)	-	-	(83,229)
Other operational expenditures	(89,811)	(14,957)	(18,131)	(14,501)	(16,527)	(33,359)	(187,286)
Operational expenditure	(580,426)	(60,358)	(108,303)	(141,550)	(64,016)	(90,938)	(1,045,591)
Impairment loss of non-financial assets	-	-	-	-	-	(166)	(166)
Other operating income	18,193	3,204	287	192	32	295	22,203
Other operating expenses	(8,020)	(26)	(384)	(1,339)	(33)	-	(9,802)
Operating income	177,885	27,501	43,576	73,108	19,611	31,317	372,998
Share of income / (loss) in associates	-	-	-	-	-	10	10
Amortization and depreciation	96,399	8,370	8,103	16,808	5,531	8,379	143,590
Adjusted Ebitda	274,284	35,871	51,679	89,916	25,142	39,706	516,598
Construction services revenue	(75,416)	(721)	(23,329)	(8,135)	-	(15,801)	(123,402)
Construction services cost	75,215	721	23,329	7,904	-	8,254	115,423
Adjusted Ebitda excluding Construction Services	274,083	35,871	51,679	89,685	25,142	32,159	508,619

September 30, 2025
Current assets	243,658	106,344	60,647	82,155	56,006	77,092	625,902
Non-current assets	1,790,185	513,611	258,263	222,599	45,853	295,962	3,126,473
Capital Expenditure	75,629	1,612	27,745	12,549	1,145	18,811	137,491
Current liabilities	269,885	215,059	56,092	48,701	50,944	79,990	720,671
Non-current liabilities	790,151	873,470	62,645	131	5,272	150,989	1,882,658

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the nine-month period ended September 30, 2024
Aeronautical revenue (*)	380,045	30,697	62,992	69,176	61,682	54,540	659,132
Non-aeronautical revenue (*)
Commercial revenue	278,825	51,569	56,968	111,889	20,978	35,920	556,149
Construction service revenue	118,414	692	26,724	4,223	75	6,535	156,663
Other revenue	-	-	9	-	-	3,111	3,120
Revenue	777,284	82,958	146,693	185,288	82,735	100,106	1,375,064
Salaries and social security contributions	(134,241)	(17,288)	(21,700)	(15,653)	(10,012)	(20,892)	(219,786)
Concession fees	(96,614)	(16,737)	(16,045)	-	(27,704)	(6,660)	(163,760)
Construction service cost	(118,207)	(692)	(26,724)	(4,100)	(75)	(5,001)	(154,799)
Maintenance expense	(93,452)	(4,027)	(12,395)	(4,457)	(3,287)	(6,266)	(123,884)
Amortization and depreciation	(79,783)	(8,549)	(7,447)	(15,813)	(5,309)	(8,107)	(125,008)
Cost of fuel	-	(195)	(2,657)	(71,480)	-	-	(74,332)
Other operational expenditures	(91,952)	(14,592)	(17,708)	(11,716)	(17,225)	(28,123)	(181,316)
Operational expenditure	(614,249)	(62,080)	(104,676)	(123,219)	(63,612)	(75,049)	(1,042,885)
Other operating income	16,906	4,933	13	223	55	247	22,377
Other operating expenses	(4,111)	(447)	(323)	(746)	(18)	-	(5,645)
Operating income	175,830	25,364	41,707	61,546	19,160	25,304	348,911
Share of income / (loss) in associates	(1)	-	-	-	-	184	183
Amortization and depreciation	79,783	8,549	7,447	15,813	5,309	8,107	125,008
Adjusted Ebitda	255,612	33,913	49,154	77,359	24,469	33,595	474,102
Construction services revenue	(118,414)	(692)	(26,724)	(4,223)	(75)	(6,535)	(156,663)
Construction services cost	118,207	692	26,724	4,100	75	5,001	154,799
Adjusted Ebitda excluding Construction Services	255,405	33,913	49,154	77,236	24,469	32,061	472,238

December 31, 2024
Current assets	242,657	66,824	42,502	70,306	64,789	54,069	541,147
Non-current assets	1,999,467	461,164	227,452	185,355	47,605	253,599	3,174,642
Capital Expenditure	155,747	2,610	36,479	17,514	4,164	19,170	235,684
Current liabilities	253,577	181,138	30,102	17,211	54,374	65,191	601,593
Non-current liabilities	846,196	704,842	62,821	-	4,282	124,224	1,742,365

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

Reconciliations

Adjusted EBITDA related to the reportable segments reconciles to operating income / (loss) as follows:

	For the three-month period ended September 30, 2025	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2025	For the nine-month period ended September 30, 2024
Adjusted Ebitda - Total reportable segment	200,796	147,330	516,598	474,102
Share of loss in associates	-	-	(10)	(183)
Amortization and depreciation	(47,702)	(42,940)	(143,590)	(125,008)
Intrasegment Adjustments	61	1	23	(4)
Unallocated	(6,208)	(3,452)	(16,834)	(12,873)
Operating income	146,947	100,939	356,187	336,034

Revenue, operational expenditures, as well as total operating income / (loss) related to the reportable segments are reconciled below to the corresponding totals shown in these Consolidated financial statements. Additionally, other operating income / (loss) is reconciled to income for the period.

	For the three-month period ended September 30, 2025				For the three-month period ended September 30, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	529,512	(4,050)	1,810	527,272	463,736	(3,734)	1,807	461,809
Operational expenditure	(382,652)	4,111	(8,017)	(386,558)	(365,343)	3,735	(5,348)	(366,956)
Impairment loss of non-financial assets	(166)	-	-	(166)	-	-	-	-
Other operating income	9,536	-	(1)	9,535	7,613	-	89	7,702
Other operating expenses	(3,136)	-	-	(3,136)	(1,616)	-	-	(1,616)
Operating income / (loss)	153,094	61	(6,208)	146,947	104,390	1	(3,452)	100,939
Share of loss in associates	-	-	(987)	(987)	-	-	(562)	(562)
Financial income				20,231				15,921
Financial loss				(86,194)				(31,849)
Inflation adjustment				(1,040)				(3,152)
Income before income tax expense				78,957				81,297
Income tax				(20,231)				(80,636)
Income for the period				58,726				661

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

Reconciliations (Cont.)

	For the nine-month period ended September 30, 2025				For the nine-month period ended September 30, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	1,406,354	(13,037)	6,205	1,399,522	1,375,064	(11,301)	6,092	1,369,855
Operational expenditure	(1,045,591)	13,062	(23,040)	(1,055,569)	(1,042,885)	11,297	(19,105)	(1,050,693)
Impairment loss of non-financial assets	(166)	-	-	(166)	-	-	-	-
Other operating income	22,203	(2)	1	22,202	22,377	-	140	22,517
Other operating expenses	(9,802)	-	-	(9,802)	(5,645)	-	-	(5,645)
Operating income / (loss)	372,998	23	(16,834)	356,187	348,911	(4)	(12,873)	336,034
Share of loss in associates	10	-	(2,153)	(2,143)	183	-	(1,012)	(829)
Financial income				47,698				55,070
Financial loss				(197,081)				153,118
Inflation adjustment				(5,694)				(20,878)
Income before income tax expense				198,967				522,515
Income tax				(58,722)				(261,587)
Income for the period				140,245				260,928

Assets and liabilities related to the reportable segments reconcile to the corresponding totals shown in these Consolidated financial statements as follows:

	At September 30, 2025				At December 31, 2024
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Current assets	625,902	(261,382)	558,156	922,676	541,147	(92,626)	316,993	765,514
Non-current assets	3,126,473	(66,197)	311,722	3,371,998	3,174,642	(47,044)	288,338	3,415,936
Capital Expenditure	137,491	-	2	137,493	235,684	-	28	235,712
Current liabilities	720,671	(261,382)	142,387	601,676	601,593	(92,626)	94,763	603,730
Non-current liabilities	1,882,658	(66,197)	374,038	2,190,499	1,742,365	(47,044)	364,439	2,059,760

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4	Revenue

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Aeronautical revenue	246,047	213,547	677,442	659,132
Non-aeronautical revenue
Commercial revenue	224,596	190,286	592,590	550,364
Construction service revenue	55,165	57,076	123,402	156,663
Other revenue	1,464	900	6,088	3,696
	527,272	461,809	1,399,522	1,369,855

Timing of revenue recognition

Over time	405,001	354,912	1,083,594	1,073,332
At a point in time	40,895	32,736	91,594	78,191
Revenues from sub-concession of spaces	81,376	74,161	224,334	218,332
Revenue	527,272	461,809	1,399,522	1,369,855

5	Cost of services

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Salaries and social security contributions	(61,118)	(61,104)	(177,571)	(187,251)
Concession fees (1)	(56,968)	(50,656)	(159,765)	(157,827)
Amortization and depreciation (2)	(47,747)	(44,077)	(144,396)	(128,681)
Maintenance expenses	(43,566)	(45,687)	(129,303)	(124,396)
Construction services cost	(52,737)	(56,200)	(115,423)	(154,799)
Cost of fuel	(36,901)	(30,871)	(83,229)	(74,323)
Services and fees	(17,275)	(19,992)	(50,221)	(54,160)
Office expenses	(3,850)	(4,209)	(10,926)	(12,068)
Taxes	(1,202)	(1,823)	(3,683)	(4,336)
Others	(8,729)	(5,226)	(22,646)	(12,678)
	(330,093)	(319,845)	(897,163)	(910,519)

(1)	Includes depreciation for fixed concession assets fee of USD 5,195 for the three-month period ended September 30, 2025 (USD 4,875 for the three-month period ended September 30, 2024), and USD 14,793 for the nine-month period ended September 30, 2025 (USD 15,301 for the nine-month period ended September 30, 2024).
(2)	Includes depreciation of leases of USD 950 for the three-month period ended September 30, 2025 (USD 626 for the three-month period ended September 30, 2024), and USD 2,133 for the nine-month period ended September 30, 2025 (USD 1,904 for the nine-month period ended September 30, 2024).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

6	Selling, general and administrative expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Taxes (1)	(16,713)	(12,276)	(45,406)	(42,553)
Salaries and social security contributions	(13,614)	(11,957)	(38,907)	(33,405)
Services and fees	(12,675)	(11,797)	(36,526)	(33,149)
Amortization and depreciation (2)	(3,044)	(1,830)	(8,051)	(5,365)
Office expenses	(1,958)	(2,303)	(6,728)	(6,150)
Maintenance expenses	(1,670)	(739)	(4,497)	(2,059)
Advertising	(1,159)	(1,821)	(3,085)	(4,257)
Insurance	(701)	(459)	(2,426)	(1,919)
Bad debts	(3,054)	(1,750)	(7,754)	(6,382)
Bad debts recovery	659	715	2,537	3,075
Other	(2,536)	(2,894)	(7,563)	(8,010)
	(56,465)	(47,111)	(158,406)	(140,174)

(1)	Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.
(2)	Includes depreciation of leases of USD 240 for the three-month period ended September 30, 2025 (USD 193 for the three-month period ended September 30, 2024), and USD 646 for the nine-month period ended September 30, 2025 (USD 588 for the nine-month period ended on September 30, 2024).

7	Other operating income

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Government grants (1)	5,842	4,891	16,353	16,098
Government subsidies per Covid-19 context	-	79	720	79
Other	3,693	2,732	5,129	6,340
	9,535	7,702	22,202	22,517

(1)	Corresponds to government grants for the development of airport infrastructure in Group A, operated by Aeropuertos Argentina 2000 (“AA2000”), of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies related to these grants.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8	Financial results, net

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Interest income	8,024	12,291	24,275	44,808
Foreign exchange results	8,853	597	15,303	923
Other financial income	3,354	3,033	8,120	9,339
Financial income	20,231	15,921	47,698	55,070

Interest expense	(23,167)	(25,011)	(66,973)	(81,087)
Foreign exchange results (1)	(42,048)	13,288	(58,401)	307,377
Changes in liability for concessions (2)	(18,490)	(18,785)	(65,022)	(66,369)
Other financial loss	(2,489)	(1,341)	(6,685)	(6,803)
Financial loss	(86,194)	(31,849)	(197,081)	153,118

Inflation adjustment	(1,040)	(3,152)	(5,694)	(20,878)
Inflation adjustment	(1,040)	(3,152)	(5,694)	(20,878)
Net financial results	(67,003)	(19,080)	(155,077)	187,310

(1)	Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency borrowings in AA2000.
(2)	Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9	Income tax

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Current income tax	(16,871)	(10,211)	(37,168)	(23,447)
Deferred income tax	(3,360)	(70,425)	(21,554)	(238,140)
	(20,231)	(80,636)	(58,722)	(261,587)

For the three and nine-month period ended September 30, 2025, there is a lower effective tax rate compared with the same periods ended September 30, 2024, due to lower tax inflation adjustment in Argentina. Moreover, for the three-month period ended September 30, 2024, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 35.8 million were unrecognized because there was not sufficient evidence that there would be enough future taxable profits to use such tax losses.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2025	5,402,300	8,788	23,843	5,434,931
Acquisitions	126,655	-	1,464	128,119
Disposals	-	-	(144)	(144)
Write-off	(8,339)	-	-	(8,339)
Other	24	-	-	24
Transfers	(11)	-	11	-
Translation differences and inflation adjustment	(89,507)	1,119	2,961	(85,427)
	5,431,122	9,907	28,135	5,469,164
Depreciation
Accumulated at January 1, 2025	2,258,994	-	20,489	2,279,483
Depreciation of the period	155,826	-	633	156,459
Disposals	-	-	(95)	(95)
Write-off	(5,025)	-	-	(5,025)
Translation differences and inflation adjustment	(54,306)	-	2,629	(51,677)
	2,355,489	-	23,656	2,379,145
At September 30, 2025	3,075,633	9,907	4,479	3,090,019

Cost
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	152,789	-	1,082	153,871
Disposals	(434)	-	(484)	(918)
Other	2,941	-	-	2,941
Transfer from property plant and equipment	16	-	-	16
Translation differences and inflation adjustment	1,129,796	167	46	1,130,009
	5,438,536	9,460	25,305	5,473,301
Depreciation
Accumulated at January 1, 2024	1,645,013	-	21,404	1,666,417
Depreciation of the period	138,784	-	628	139,412
Disposals	(31)	-	(284)	(315)
Transfer from property plant and equipment	2	-	-	2
Translation differences and inflation adjustment	455,984	-	139	456,123
	2,239,752	-	21,887	2,261,639
At September 30, 2024	3,198,784	9,460	3,418	3,211,662

Due to the good performance witnessed during 2024 and 2025 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the historical losses from its operations. Therefore, the Group performed the impairment test of the Brazilian cash-generating unit (“CGU”) (covering concession assets with a carrying value of USD 566.0 million as of September 30, 2025) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of September 30, 2025, and December 31, 2024, the recoverable amount of aforementioned CGU exceeded its carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11	Cash and cash equivalents

	At September 30, 2025	At December 31, 2024
Cash to be deposited	293	540
Cash at banks	148,720	189,684
Time deposits	18,493	21,615
Other cash equivalents (1)	372,882	228,008
	540,388	439,847

(1)	Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly on the external credit ratings of the counterparties and low risk of changes in value.

As of September 30, 2025, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 5,850 (USD 4,621 as of December 31, 2024).

12	Borrowings

	At September 30, 2025	At December 31, 2024
Non-current
Bank and financial borrowings (**)	283,425	250,150
Notes (*)	718,010	778,218
Other	16,850	14,336
	1,018,285	1,042,704
Current
Bank and financial borrowings (**)	27,179	32,769
Notes (*)	73,147	81,845
Other	851	753
	101,177	115,367
Total Borrowings	1,119,462	1,158,071

Changes in borrowings during the period is as follows:

	For the nine-month period ended September 30,
	2025	2024
Balances at the beginning of the period	1,158,071	1,333,237
Loans obtained	11,414	141,733
Loans repaid	(94,388)	(234,153)
Interest paid	(53,472)	(67,026)
Accrued interest for the period	65,743	78,621
Debt renegotiation expenses	(193)	(2,236)
Translation differences and inflation adjustment	32,287	(22,209)
Balances at the end of the period	1,119,462	1,227,967

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At September 30, 2025 (1)	177,735	224,128	683,818	405,956	1,491,637
At December 31, 2024 (1)	199,693	213,504	568,212	594,054	1,575,463

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which contains further information regarding borrowings.

(*) Notes include the following as of September 30, 2025:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	238.8
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.0
AA2000	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	26.9
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	62.1
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	53.3
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.5
	Class 9 Notes	Aug-2022, Jul-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.0
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	29.1
Total							791.2

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

(*) Notes include the following as of December 31. 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	237.2
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.4
AA2000	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	44.5
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.1
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.7
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	61.4
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.2
	Class 9 Notes	Aug-2022, Jul-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.1
	Class 10 Notes	Jul-2023	USD (2)	25.0	Jul-2025	Fixed 0.000%	18.5
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.6
Total							860.1

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of September 30, 2025, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization (1)
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	176.3	A
TCU S.A. (“TCU”)	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.1	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.5	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.6	D
TA	Intesa Sanpaolo, UniCredit, BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	116.2	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	3.5	B
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	3.6	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	2.4
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	2.4	D
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.25%	5.0	C
Total						310.6

(**) As of December 31, 2024, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization (1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	157.7	A
Terminal Aeroportuaria de Guayaquil S.A (“TAGSA”)	Banco Guayaquil SA	USD	Feb-2026 (4)	Variable	T.R.E.(3) plus spread	2.4	D
	Banco Bolivariano CA	USD	Dec-2025(5)	Variable	T.R.E.(3) plus spread	1.8	D
TCU	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.3	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.7	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.8	D
TA	Intesa Sanpaolo, UniCredit, BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	90.7	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	3.9	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	3.9
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	4.0	D
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.15%	6.5	C
Total						282.9

(1)	A - Secured/guaranteed.
B - Secured/unguaranteed.
C - Unsecured/guaranteed.
D - Unsecured/unguaranteed.
EUR - Euros.
R$ - Brazilian Reales.
(2)	TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate).
IPCA: corresponds to the Brazilian Consumer Price index.
(3)	T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate).
(4)	TAGSA prepaid the loan on February 20, 2025.
(5)	TAGSA prepaid the loan on March 20, 2025.

TA – Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti (the “Lenders”)

In June 2025, the Lenders disbursed an additional EUR 10.0 million (equivalent to USD 11.3 million) to be allocated for the investment plan of the Pisa airport.

PDS – Banco de la República Oriental del Uruguay (“BROU”)

In April 2025, the standby letter issued by Morgan Stanley Private Bank National Association securing this loan with BROU was reduced from USD 1.2 million to USD 0.9 million.

The Consolidated Financial Statements for the year ended December 31, 2024 includes a detail of the covenants related to Notes, bank and financial borrowings which mainly require the maintenance of certain financial ratios. As of September 30, 2025, the Company and its subsidiaries met the financial covenants under all outstanding financing.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities

	At September 30, 2025	At December 31, 2024
Non-current
Concession fee payable (1)	705,599	550,095
Advances from customers	8,755	8,584
Provisions for legal claims (4)	5,515	7,928
Provision for maintenance costs (2)	25,799	21,941
Other taxes payable	298	789
Employee benefit obligation (3)	4,155	3,885
Other liabilities with related parties (Note 16)	11,961	12,904
Other payables	13,999	15,286
	776,081	621,412

Current
Concession fee payable (1)	216,201	198,420
Other taxes payable	29,550	29,956
Salary payable	51,175	57,402
Other liabilities with related parties (Note 16)	5,003	2,146
Advances from customers	4,976	5,026
Provision for maintenance costs (2)	6,661	6,165
Expenses provisions	2,158	3,294
Provision for legal claims (4)	7,619	5,889
Other payables	32,396	40,288
	355,739	348,586

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At September 30, 2025 (*)	355,739	89,310	277,040	1,604,995	2,327,084
At December 31, 2024 (*)	348,586	84,662	265,716	1,335,332	2,034,296

(*) The amounts disclosed in the table are undiscounted cash flows.

(1) The most significant amounts included in the concession fee payable as of September 30, 2025 and December 31, 2024 relates to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and ICAB.

Changes in the period for fixed and variable concession fee payable are as follows:

	For the nine-month period ended September 30,
	2025	2024
Balances at the beginning of the period	748,515	913,370
Financial result (*)	65,022	66,369
Other	(571)	2,705
Concession fees accrued	144,972	142,526
Re-equilibrium compensation	(1,521)	125
Payments	(149,135)	(144,395)
Translation differences and inflation adjustment	114,518	(100,943)
Balances at the end of the period	921,800	879,757

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

As of September 30, 2025 and December 31, 2024, 50% of the fixed concession fee to be paid with respect of 2021 by ICAB was pending as a re-scheduling of such fee had been requested. Even though the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the first instance ruling was confirmed, granting ICAB the right to reschedule the 50% of 2021 fixed concession fee. The Brazilian ANAC appealed and the case remains pending as of September 30, 2025.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented an offer of court payment orders to the Ministry of Infrastructure in November 2022. In December 2022, the Ministry issued an official letter confirming that ICAB remained in compliance with its payment obligations, while the analysis of the payment of the balance due via court payment orders is pending.

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the nine-month period ended September 30,
	2025	2024
Balances at the beginning of the period	28,106	27,042
Accrual of the period	3,343	3,391
Use of the provision	(2,741)	(1,542)
Translation differences and inflation adjustment	3,752	408
Balances at the end of the period	32,460	29,299

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the nine-month period ended September 30,
	2025	2024
Balances at the beginning of the period	3,885	4,382
Actuarial loss (in other comprehensive income)	(201)	(82)
Service cost	393	370
Amounts paid in the period	(231)	(319)
Translation differences and inflation adjustment	309	29
Balances at the end of the period	4,155	4,380

(4)	Changes in the period of the provision for legal claims is as follows:

	For the nine-month period ended September 30,
	2025	2024
Balances at the beginning of the period	13,817	14,265
Accrual of the period	999	2,178
Use of the provision	(2,706)	(1,763)
Translation differences and inflation adjustment	1,024	(983)
Balances at the end of the period	13,134	13,697

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity

a) Share capital, share premium and treasury shares

Share capital	At September 30,
	2025	2024
Balances at the beginning of the period	163,223	163,223
Capital increase (1)	1,996	-
Balances at the end of the period	165,219	163,223

Share premium	At September 30,
	2025	2024
Balances at the beginning of the period	183,430	183,430
Capital increase (1)	38,004	-
Balances at the end of the period	221,434	183,430

(1)            On May 28, 2025, CAAP increased its share capital by the amount of USD 1,996 through the issuance of 1,996,439 new shares having a nominal value of USD 1 each. These new shares were delivered in consideration for the 25% interest in CAI as disclosed in Note 1. As a result of the issuance, the share capital of the Company increased from 163,223 to 165,219 shares. The share premium movement is determined by the difference in the nominal value and the amount determined legally for the subscription. This resulted in an increase of the share premium of the Company from USD 183,430 to USD 221,434.

Treasury shares

As of September 30, 2025, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

	For the nine-month period ended September 30,
	2025		2024
	Shares	USD	Shares	USD
Balances at the beginning of the period	2,132,325	4,094	2,251,123	4,322
Transfer of treasury shares to executives and key employees	(30,940)	(59)	(118,798)	(228)
Balances at the end of the period	2,101,385	4,035	2,132,325	4,094

Set out below are summaries of shares granted under the plan for the nine-month period-ended September 30, 2025 and 2024:

	Average price per share	2025	Average price per share	2024
As at January 1,	12.44	106,667	7.83	138,141
Granted during the period	18.44	32,018	14.65	87,324
Exercised during the period	(13.43)	(30,940)	(8.70)	(118,798)
As at September 30,	13.94	107,745	12.44	106,667

Additionally, below are summaries the amounts in U.S. dollars of shares granted, exercised and accrued under each plan for the nine-month period-ended September 30, 2025 and 2024:

	2025			2024
Assignment date	Granted	Exercised	Accrued	Granted	Exercised	Accrued
April 2022	-	-	-	-	200	33
December 2022	-	-	-	-	126	31
April 2023	-	-	48	-	222	180
November 2023	-	136	30	-	101	137
August 2024	-	102	401	1,279	384	492
September 2025	590	177	210	-	-	-
As at September 30,	590	415	689	1,279	1,033	873

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Cash flow hedge (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2025	(138,653)	529	(1,643)	(41,220)	268	63,402	(117,317)
Other comprehensive income / (loss) for the period	(88,804)	95	271	80	(88)	-	(88,446)
For the period ended September 30, 2025	(227,457)	624	(1,372)	(41,140)	180	63,402	(205,763)

Balances at January 1, 2024	(505,015)	532	-	(41,239)	(115)	63,402	(482,435)
Other comprehensive income / (loss) for the period	345,005	69	(1,229)	69	279	-	344,193
For the period ended September 30, 2024	(160,010)	601	(1,229)	(41,170)	164	63,402	(138,242)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations and cash flow hedge. The movement was recognized as other comprehensive income of other reserves.

c) Other reserves

The movements of Other reserves of the owners of the Company is as follows:

	For the nine-month period ended September 30,
	2025	2024
Balances at the beginning of the period	(1,319,682)	(1,313,888)
Change in participation (1)	(17,639)	-
Fair value adjustment on equity issuance (2)	1,785	-
Share-based compensation reserve	689	873
Execution of share-based compensation reserve	(415)	(1,033)
Hedge reserve net of income tax	206	(934)
Remeasurement of defined benefit obligations net for income tax	72	53
Balances at the end of the period	(1,334,984)	(1,314,929)

(1)	Relates to the difference between the fair value of the consideration paid for the acquisition of non-controlling interest in CAI for USD 41,785 and the book value of the non-controlling interest, see Note 1 and Notes 14.a) and d).

(2)	Relates to the difference between the fair value and the subscription price of the newly issued shares, see Note 1 and Notes 14.a).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

d) Non-controlling interest

The movements of the non- controlling interest is as follows:

	For the nine-month period ended September 30,
	2025	2024
At the beginning of the period	148,686	78,929
Income for the period	260	16,035
Other comprehensive (loss) / income
Currency translation	(30,071)	83,183
Remeasurement of defined benefit obligations	107	13
Cash flow hedge	324	(336)
Reserve for income tax	(104)	333
	(29,744)	83,193
Other changes in non-controlling interest
Changes in the participations –acquisitions (1)	(24,146)	-
Dividends approved (2)	(38,205)	(14,942)
Other	-	(8)
	(62,351)	(14,950)
Non-controlling interest at the end of the period	56,851	163,207

(1)	Relates to the carrying amount of the non-controlling interest in CAI (see Note 1 and Note 14.a).

(2)	As of September 30, 2025, in addition to the dividends approved during the period, the equivalent to USD 10,529 were paid to non-controlling interest corresponding to distributions approved in 2024 and pending of payment as of December 31, 2024, while USD 5,500 approved in 2025 are pending of payment as of September 30, 2025.

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements are adequate based upon currently available information.

TA – Legal proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, on November 22, 2024, Nuove Iniziative Toscane (“NIT”) appealed the first instance ruling regarding the rejection of a claim made by NIT to TA. On April 9, 2025, the Appeal Court rejected NIT´s appeal, confirmed the ruling of the first instance and condemned NIT to pay TA the proceedings’ costs which amount to approximately EUR 0.1 million (equivalent to USD 0.1 million).

On May 23 2025, the parties reached a settlement under which TA renounced its right to claim the EUR 0.1 million (legal costs and related charges) from NIT, and NIT, in turn, waived its right to further challenge the Appeal Court’s decision before the Cassation Court. As a result, the claim is now considered fully and finally resolved.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

TAGSA - Tax proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected a claim from the Servicio de Rentas Internas del Ecuador against TAGSA, leading to the case being archived and returned to the original court. On April 22, 2025, the release of the guarantee of USD 0.5 million, associated with the claim was ordered.

Aeropuertos del Neuquén S.A. (“ANSA”) - Civil proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, ANSA has received a claim of USD 0.5 million from a supplier regarding an alleged breach of contract. On September 11, 2024, the trial court partially granted the claim. On April 28, 2025, the previously issued judgment was partially overturned, and ANSA was ordered to pay ARS 2.2 million, plus interest, with court costs to be shared equally. ANSA complied with the judgment and paid the total amount of ARS 12.2 million (equivalent to USD 0.01 million).

There are no other lawsuits or legal proceedings additional to the ones included in the Consolidated Financial Statements for the year ended December 31, 2024.

b. Commitments

CAAP - Guarantees

On May 6, 2025, a bank guarantee totaling EUR 1.2 million (equivalent to USD 1.4 million) was issued in favour of CAAP to support an offer made in connection with an airport concession tender. This guarantee will remain in full force until May 9, 2026, and is secured by a deposit equal to the amount of the guarantee, which is reported in the Other financial assets at amortized cost line of these Condensed Consolidated Interim Statements of Financial Position.

On September 30, 2025, a bank counter-guarantee totaling the equivalent to USD 2.1 million was issued to support an offer made in connection with another airport concession tender. This guarantee will remain in full force until November 1, 2026.

CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024 a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company holds a 51% stake, was declared by the Federal Government of Nigeria as preferred bidder for the Abuja and Kano airports and cargo terminals concessions.

On April 7, 2025, the Federal Government of Nigeria discontinued the previous concession allocation processes for four international airports (Lagos, Abuja, Kano, and Port Harcourt). The Government informed the Company that the concessions bidding process will be restructured and re-advertised. Considering the latest communication exchanges, the Company is assessing the impact of the decision communicated by the Government and the next steps to be taken in connection with the procedure. As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, the Nigerian companies created by the Consortium in anticipation of the operation of the Abuja and Kano concessions remained inactive. As of September 30, 2025, this state of affairs remains unchanged.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Guarantees related to concession agreements

-	In April 2025, AA2000 increased the performance guarantee related to its concessions from ARS 26,419.0 million (approximately USD 21.9 million) as of December 31, 2024 to ARS 32,978.6 million (approximately USD 23.9 million) as of September 30, 2025.

-	The amount of the insurance regarding the Brasilia concession agreement of ICAB was updated, increasing from R$ 269.3 million (approximately USD 50.6 million) as of December 31, 2024 to R$ 283.7 million (approximately USD 53.3 million) as of September 30, 2025. The insurance is granted by a guarantee letter of CAAP underwritten by an insurance company.

Final settlement of accounts between ANAC and ACI do Brasil S.A. (“ACIB”)

As stated in Note 26.b) of the Consolidated Financial Statements as of December 31, 2024, the concession of the International Airport of São Gonçalo do Amarante was handed to a new concessionaire. Related to this process, a final settlement of accounts between ANAC and ACIB was pending. In July 2025, ANAC determined that a credit totalling to R$ 7.6 million, equivalent to USD 1.4 million was to be paid to ACIB in connection with the return of the assets, amount which sum is reported in Other operating income in the condensed consolidated interim statement of income. As of September 30, 2025, payment of this credit is pending and therefore the credit has been restated by the Brazilian IPCA as of September 30, 2025, now amounting to R$ 9.1 million, equivalent to USD 1.7 million.

AA2000 - Concession agreement

As stated in Note 26.b) of the Consolidated Financial Statements as of December 31, 2024, on December 9, 2024, the Regulatory Authority of the National Airport System (“ORSNA”) issued Resolution RESFC-2024-36-APN-ORSNA#MTR, approving the Review of the Financial Projection of Income and Expenses used for the calculation of the concession fees owing for the periods 2021, 2022, and 2023. AA2000 had requested the review of the financial projections in connection with capital and maintenance expenses and the projections of passenger traffic, commercial revenues and maintenance expenses. The request also addresses delays in economic equilibrium revisions and discounts on some rates. On August 7, 2025, ORSNA and AA2000 jointly agreed to suspend the deadlines foreseen for the review process. The procedural deadlines were initially suspended until June 30, 2025, and further suspended until February 11, 2026.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of September 30, 2025 and December 31, 2024, equity as defined under Luxembourg laws and regulations consisted of:

	At September 30, 2025	At December 31, 2024
Share capital	165,219	163,223
Share premium	221,434	183,430
Reserve for own shares	4,035	4,094
Legal reserve	10,017	7,419
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,993	1,353,934
Retained earnings	190,750	86,099
Total equity in accordance with Luxembourg law	2,324,358	2,177,109

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

On May 22, 2025, CAAP held its Annual General Meeting of Shareholders in Luxembourg, where the shareholders approved the Company’s financial statements as of December 31, 2024, and resolved to allocate USD 2,597,600.79, representing 5% of the profit generated during the 2024 financial year, to legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies. Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16	Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At September 30, 2025	At December 31, 2024
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,746	2,379
Trade receivables with other related parties	3,013	2,734
Other receivables with associates	467	-
Other receivables with other related parties	9,514	9,239
Other financial assets with associates	2,370	3,260
Other financial assets with other related parties (*)	70,448	44,637
Trade payables to associates	(2,549)	(1,123)
Trade payables to other related parties	(3,085)	(3,877)
	81,924	57,249
(b) Other liabilities
Other liabilities to associates (**)	(12,870)	(13,813)
Other liabilities to other related parties	(4,094)	(1,237)
	(16,964)	(15,050)
(c) Other balances
Cash and cash equivalents in other related parties	34,968	34,102
	34,968	34,102

(*) As of September 30, 2025, mainly includes a loan and time deposits to other related parties amounting to USD 15.1 million and USD 50.0 million respectively (USD 15.1 million and USD 25.0 million respectively as of December 31, 2024).

As of September 30, 2025 and December 31, 2024, the loan accrues interest at a fixed annual rate of 7.0% and matures in December 2025.

Time deposits with related parties include the following as of September 30, 2025:

Contract date	Maturity date	Interest rate	Contract currency	Contract amount (In million of USD)
Jan-24	Jan-27	5.00%	USD	10.0
Feb-25	Feb-28	5.00%	USD	20.0
Jul-25	Jul-28	4.75%	USD	10.0
Aug -25	Aug-28	5.00%	USD	5.0
Aug -25	Aug -28	10.50%	DRAM	5.0
Total				50.0

Time deposits with related parties include the following as of December 31, 2024:

Contract date	Maturity date	Interest rate	Contract currency	Contract amount (In million of USD)
Jan-24	Jan-27	5.00%	USD	10.0
Aug -24	Aug -25	9.60%	DRAM	5.0
Total				15.0

The Group´s investments reported in Other financial assets with related parties are considered to be low-risk investments. The credit ratings of the issuers are monitored for credit deterioration. The Group has not experienced significant losses from those assets.

(**) As of September 30, 2025, and December 31, 2024, includes deferred income from associates.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16	Related party balances and transactions (Cont.)

Summary of transactions with related parties are:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2025	2024	2025	2024
Transactions
Aeronautical/Commercial revenue	7,792	6,604	21,849	20,251
Fees	(3,363)	(3,800)	(10,695)	(9,859)
Interest accruals	942	545	2,614	1,474
Acquisition of goods and services	(8,101)	(6,884)	(26,255)	(20,287)
Compensation to the Group’s key staff	(1,323)	(1,147)	(4,173)	(3,804)
Others	(875)	(929)	(2,517)	(1,729)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 4,912 as of September 30, 2025 (USD 4,677 as of December 31, 2024). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 4,351 as of September 30, 2025 (USD 3,949 as of September 30, 2024).

As mentioned in Note 22 of the audited Consolidated Financial Statements for the year ended December 31, 2024, certain guarantees related to financial liabilities have been received from PDS’s Chairman for an amount of USD 0.6 million.

17	Cash flow disclosures

	For the nine-month period ended September 30,
Changes in working capital	2025	2024
Other receivables and credits	(62,498)	(59,118)
Inventories	(2,664)	6,304
Other liabilities	(18,368)	(20,231)
	(83,530)	(73,045)

The most significant non-cash transactions are detailed below:

	For the nine-month period ended September 30,
	2025	2024
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities or decrease in Other receivables	4,632	(261)
Intangible assets increase in Other liabilities	(46)	(2,941)
Property, plant and equipment acquisition with an increase in Other liabilities or decrease in Other receivables	1,331	(4,598)
Right-of-use asset initial recognition with an increase in Lease liabilities	(2,409)	(532)
Tax credit with an increase in Other liabilities	-	(6,887)
Income tax paid with tax certificates	(137)	(1,278)
Dividends not paid to non-controlling interests in subsidiaries	(5,500)	-
Acquisition of non-controlling interests through issuance of shares (Note 1 and Note 14.d)	(40,000)	-

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

18	Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2024, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at September 30, 2025:

	Fair value	Carrying amount
Trust funds (1)	42,280	38,774
Long-term borrowings (2)	974,689	1,018,285

(1) Included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss except for the interest rate derivative disclosed in note 19, which is also fair valued through calculations under Level 2 and Level 3 hierarchy.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

19	Financial risk factors

a)	Argentina economical context

As stated in Note 3A of the Consolidated Financial Statements as of December 31, 2024, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties. The estimated inflation rate for the nine-month period ended September 30, 2025 was 22.0%, the devaluation of Argentinean pesos against the US Dollars in the same period was 33.7%. In April 2025, the Central Bank of Argentina implemented regulatory measures that eased access to the Mercado Único y Libre de Cambios (“MULC”). For legal entities, regulatory adjustments were introduced to streamline access to the MULC for the settlement of imports and other foreign exchange operations, although certain restrictions and specific compliance requirements remain in force.

b)	Interest rate risk

The Group’s interest rate risk principally arises from long-term borrowings (Note 12). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2025 and 2024 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19	Financial risk factors (Cont.)

b)	Interest rate risk (Cont.)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings:

	At September 30, 2025	At December 31, 2024
Fixed rate (*)	814,884	884,757
Variable rate	304,578	273,314
	1,119,462	1,158,071

(*) As of September 30, 2025, it includes USD 78.1 million of short-term borrowings (USD 86.2 million as of December 2024) and USD 736.8 million of long-term borrowings (USD 798.6 million as of December 31, 2024).

Regarding the loan facility signed by TA (refer to Note 22 of the Consolidated Financial Statements for the year ended December 31, 2024 and Note 12 of these Condensed Consolidated Interim Financial Statements), the Company aims to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows. To achieve this, in July 2024, TA entered into interest rate swaps agreements with each Lender, establishing a fixed interest rate of 3.02%, effective until June 30, 2030. The notional amount being hedged corresponds to EUR 89.3 million (equivalent to USD 104.7 million) for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers 75% of that principal.

As of September 30, 2025, the fair value of the derivatives stands at EUR 2.7 million, equivalent to USD 3.1 million (EUR 2.4 million, equivalent to USD 2.7 million as of September 30, 2024), which, net of deferred tax, impacts Other comprehensive (loss)/income by EUR 0.4 million, equivalent to USD 0.5 million (EUR (1.8) million, equivalent to USD (2.0) million, as of September 30, 2024).

20	Subsequent events

TCU – Indebtedness

On October 28, 2025, TCU entered into a loan agreement with BBVA for USD 13.4 million to be allocated for the expansion of the cargo terminal. As of the date of issuance of these Condensed Consolidated Interim Financial Statements, USD 6.7 million has been disbursed, with the remaining USD 6.7 million scheduled for disbursement between March and May 2026. The loan bears an annual interest rate of 4.3% and is repayable by October 2033. To secure the credit facilities, certain revenues have been assigned, and TCU is required to comply with specific financial covenants at year-end as well as certain restrictions.

CAAP – Award agreement to operate Baghdad International Airport in Iraq

On November 5, 2025, CAAP and Amwaj International for Real-Estate Investments Co. Ltd. signed an award agreement with the Government of Iraq, following an international tender process to operate Baghdad International Airport. Pursuant to the terms of the award agreement, the Parties have a term of ninety days (which may be extended by mutual agreement) to negotiate in good faith and enter into the respective PPP Agreement.

TA – Master Plan

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2024, TA is in the process of seeking the approval for Florence Airport´s master plan. On November 12, 2025, the Environmental Impact Assessment decree was published, with a positive outcome. The decree, which incorporates the Environmental Impact Assessment Commission's assessment of the effectiveness of the environmental impact mitigation measures proposed by Toscana Aeroporti, constitutes the preparatory act for the Services Conference. The Service Conference represents the next step in the authorization process for the construction of the new runway and terminal at the Florence airport.